SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

August 30, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene Division of Investment Management

Re:	Post-Effective Amendment No. 36 to the Registration Statement
on Form N-1A of Cullen Funds Trust (the “Trust”) relating to
Cullen Value Fund and Cullen Emerging Markets High Dividend Fund
(1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Dear Mr. Greene:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 36 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to Cullen Value Fund and Cullen Emerging Markets High Dividend Fund (the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become immediately effective upon filing on August 30, 2012.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by you on August 28, 2012 regarding the response letter filed on behalf of the Trust on August 23, 2012 (the “Response Letter”) in connection with the Trust’s Post-Effective Amendment No. 35 to its Registration Statement. Your comments are described below and have been summarized to the best of our understanding. We have discussed your comments with representatives of the Trust. The Trust’s responses to your comments are set out immediately

August 30, 2012

under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

1.	Comment: Please include additional risk factor disclosure regarding the recent government intervention in the markets to the section “Summary Information—Principal Risks” included on pages 3-4 of the Registration Statement.

Response: The following risk factor disclosure will be added to page 4 of the Amendment:

“Government Intervention Risk. The global financial markets have in the past few years gone through pervasive and fundamental disruptions which have led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an “emergency” basis, suddenly and substantially eliminating market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies.

In response to the recent financial crises, the Obama Administration and the U.S. Congress proposed sweeping reform of the U.S. financial regulatory system. After over a year of debate, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law in July 2010. Because many provisions of the Dodd-Frank Act require rulemaking by the applicable regulators before becoming fully effective and the Dodd-Frank Act mandates multiple agency reports and studies (which could result in additional legislative or regulatory action), it is difficult to predict the impact of the Dodd-Frank Act on the Fund, the Adviser and the markets in which they trade and invest. The Dodd-Frank Act could result in certain investment strategies in which the Fund engages or may have otherwise engaged becoming non-viable or non-economic to implement.”

2.	Comment: In connection with Comment #6 in the Response Letter, please clarify the extent to which the Fund will engage in the writing of covered call options.

Response: Although the writing of covered call options is not a principal investment strategy of the Trust, the Trust may engage in such investment activity from time-to-time.

August 30, 2012

3.	Comment: With respect to the last sentence of the last paragraph on page 1 of Exhibit A to the Response Letter, please clarify in the Amendment that updated performance will be available for the Value Fund and the frequency of such updates.

Response: The Amendment will clarify that updated performance will be available for the Value Fund on a quarterly basis.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Securities and Exchange Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5969 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Carla G. Teodoro

Carla G. Teodoro

cc:	Jeffrey Battaglia Andrew H. Shaw